AB 8/19

* CD 8/19/13

PUBLIC

[redacted]

SI 13025377 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-09698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/12 (MM/DD/YY) AND ENDING 5/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Intercoastal Capital Markets, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

5550 Glades Road Suite 308
(No. and Street)

Boca Raton (City) FL (State) 33431-7277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rogers **561 939 8282**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard (Address) **Boca Raton** (City) **Florida** (State) **33431** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 19 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/20/13

OATH OR AFFIRMATION

I **John Rogers** ______________________________, swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Intercoastal Capital Markets, Inc.**, as of **May 31, 2013**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

8/10/13

Notary Public State of Florida
Claudette D Williams
My Commission EE 104128
Expires 06/16/2015

Notary Public

Signature

Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SICP Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

INTERCOASTAL CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

MAY 31, 2013

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I John Rogers ____ , swear (or affirm) that, to my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Intercoastal Capital Markets, Inc.**, as of **May 31, 2013**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SICP Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

TABLE OF CONTENTS

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Management
Intercoastal Capital Markets, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Intercoastal Capital Markets, Inc. as of May 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Daszkal Bolton LLP

Ft Lauderdale, Florida
August 12, 2013

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
4455 Military Trail, Suite 201 ◆ Jupiter, Florida 33458-4843 ◆ t: 561.622.8920 ◆ f: 561.624.1151
490 Sawgrass Corporate Parkway, Suite 200 ◆ Sunrise, Florida 33325-6254 ◆ t:954.974.3544 ◆ f: 954.974.3680

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2013

ASSETS

Current assets:		
Cash	$	76,792
Investments		2,952,151
Due from clearing broker		338,537
Clearing broker deposits		1,801,565
Total current assets		5,169,045
Other Assets:		
Security deposits		9,301
Fixed assets, net		5,793
Due from stockholder		1,020
		16,114
Total assets	$	5,185,159

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Compensation payable	$	175,182
Due to clearing broker		2,961,295
Accounts payable and accrued expenses		18,658
Current portion of capital lease obligations		4,114
Loan payable		48,565
Due to related parties		32,661
Total current liabilities		3,240,475
Capital lease obligations		1,256
Total liabilities		3,241,731
Stockholder's equity:		
Common Stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional Paid-in-capital		1,301,063
Retained Earnings		142,365
Total Stockholder's equity		1,943,428
Total liabilities and stockholder's equity	$	5,185,159

See accompanying notes to this statement of financial condition.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The corporate reorganization occurred on September 13, 2012, wherein the former stockholders received a distribution of the net assets of the Company and transferred their shares, which were canceled. Trifecta Holdings, LLC, a Florida limited liability company purchased 500,000 newly issued shares of the Company. Trifecta Holdings, LLC is the parent company of Intercoastal Capital Markets, Inc. The Company's present operations include the proprietary trading of securitized products and certificates of deposit. All securities transactions are cleared through a non-affiliated clearing firm on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its statement of financial condition on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2013, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

Securities Transactions
The Company is engaged solely in the proprietary trading of equity securities, asset-backed securities and bonds through a securities clearing firm. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company does not have customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Income Taxes
The Company has elected to be treated as an "S" Corporation, under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes, continued
In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2013, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority.

Date of Management's Review
Management has evaluated subsequent events through August 12, 2013, the date on which the statement of financial condition was available to be issued. No events have occurred subsequent to December 31, 2012 that would have material impact on the statement of financial condition.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $1,877,731, which is above the $215,757 net capital amount required to be maintained at May 31, 2013.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The following table shows the Company's financial instruments adjusted cost, gross unrealized losses and fair value by significant investment category as of May 31, 2013:

	Adjusted Cost	Unrealized Losses	Fair Value
Level 2:			
Mortgage backed securities	$ 990,210	$ (3,252)	$ 986,958
Corporate bonds	1,971,085	(5,892)	1,965,193
Total	$ 2,961,295	$ (9,144)	$ 2,952,151

NOTE 5 – COMMITMENTS

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Sterne, Agee & Leach, Inc. The Agreement is effective through June 19, 2014, and early termination fees apply, including the monthly fees due on the remaining Agreement.

Refer to Note 3 with respect to FINRA Regulatory requirements.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from September 14, 2012 to May 31, 2013, the Company paid management services fees in the amount of $324,594 to the members of Trifecta Holdings, LLC (the "Parent Company") under the terms of an informal agreement between the Company and the members of the Parent Company.

NOTE 7 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at a brokerage firm. At May 31, 2013, the Company had $1,701,565 in excess of the FDIC and SIPC insured limits.

NOTE 8 – FIXED ASSETS

Fixed assets consist of leased computer equipment that is classified as capital leases with the following balance at May 31, 2013:

Computer equipment	$	8,021
Less: accumulated depreciation		(2,228)
Fixed assets, net	$	5,793

NOTE 9 – CAPITAL LEASE OBLIGATIONS

The future minimum lease payments related to the leased equipment under capital lease obligations is as follows:

Year Ended May 31,		Amount
2014	$	4,562
2015		1,285
Total		5,847
Less: amount attributable to interest		477
Total		5,370

NOTE 10 – SUBSEQUENT EVENTS

On June 1, 2013, the Company relocated to a larger office space adjacent to its former location in the same building for $5,700 per month under the terms of a two year lease.

SUPPLEMENTARY INFORMATION

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Management
Intercoastal Capital Markets, Inc.
Boca Raton, FL

In planning and performing our audit of the statement of financial condition of Intercoastal Capital Markets, Inc. (the "Company") as of May 31, 2013 in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and (2) determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and
3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Continued from previous page

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
August 12, 2013